Release Time   IMMEDIATE
Date	13 February 2001
Number  19/01



BHP STEEL APPOINTS CHIEF FINANCIAL OFFICER


BHP Limited (BHP) today announced the appointment of Brian Kruger to the position of BHP Steel Chief Financial Officer effective 1 March 2001.

President BHP Steel Kirby Adams said: "Brian will be a key member of Steel's Portfolio Leadership Team and BHP's Finance Leadership Team, led by BHP Chief Financial Officer, Chip Goodyear. In addition to his technical finance skills, Brian brings to Steel a global understanding of the industry through his experiences in Australia, New Zealand, and the USA."

Mr Kruger has been with BHP for 18 years and has held senior finance roles across BHP Corporate, Steel and Transport & Logistics. He was Vice President Finance of NorthStar BHP Steel, BHP's joint venture mini mill operations at Delta, Ohio in the United States from October 1994 to June 1998.

His current role is Practice Leader Corporate Finance within BHP's Corporate Finance team.



Further information can be found on our Internet site: http://www.bhp.com

Contact:

MEDIA RELATIONS                 INVESTOR RELATIONS

Mandy Frostick                  Dr Robert Porter
Manager Media Relations         Vice President Investor Relations
Ph:  61 3 9609 4157             Ph:  61 3 9609 3540
Mob: 61 419 546 245             Mob: 61 418 587 456

Francis McAllister
Vice President Investor Relations
Houston (North America)
Ph:  713  961 8625